Exhibit 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 2: Affiliates Trading Activities on the ATS

a.   Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

☒ Yes   ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The JPMS affiliates listed below are able, for their own or client accounts~~,~~ (~~i~~e.g., as principal or agent), to enter or direct the entry of firm orders into JPMS' algorithms/SOR ~~and (ii)~~as clients of the Electronic Client Solutions Trading desk identified in response to Part II, Item 1(a). The affiliates also are able to route firm orders to one or more of the other JPMS business units identified in response to Part II, Item 1(a), which in turn are able to enter or direct the entry of firm orders into the algorithms/SOR on the affiliates' behalf and as discussed in Item 1(a). As described in Part III, Item 5, the algorithms/SOR is able to enter or direct the entry of Firm/Conditional Orders into JPB-X (using the "JPMS" MPID) based on the algorithms/SOR's own routing determinations or, with respect to the initial conditional order only, the routing determinations of the JPMS affiliates or JPMS business units. As non-FINRA members (with the exception of Global Shares Financial Services Inc.), the affiliates listed below do not have their own MPIDs.

1.   Bear Stearns Asset Management Inc. ("BSAM") (regulated by the U.S. Securities and Exchange Commission ("SEC")), which is registered with the SEC as an investment adviser; BSAM and affiliated investment advisers comprise J.P. Morgan Asset Management, the investment management business of J.P. Morgan Asset & Wealth Management

2.   JPMorgan Asset Management (China) Company Limited (regulated by the China Securities Regulatory Commission ("CSRC"), the People's Bank of China, and the State Administration for Market Regulation of the People's Republic of China), which issues and sells funds and engages in investment management and other businesses approved by CSRC

3.   Highbridge Capital Management LLC (regulated by the SEC, Securities and Futures Commission in Hong Kong, and Financial Conduct Authority in the United Kingdom ("FCA-UK")), which is a registered investment adviser and has developed a diversified investment platform, including hedge funds, daily liquidity products, and other similar investment products

4.   J.P. Morgan Alternative Asset Management Inc. (regulated by the SEC), which is a U.S. investment advisory branch of J.P. Morgan Asset Management

5.   J.P. Morgan Investment Management Inc. ("JPMIM") (regulated by the SEC, FCA-UK, Securities and Exchange Board India, Financial Supervisory Service in South Korea, and Financial Services Agency of Japan), which is registered with the SEC as an investment adviser; JPMIM and affiliated investment advisers comprise J.P. Morgan Asset Management

6.   J.P. Morgan Private Investments Inc. (regulated by the SEC), which is an investment adviser registered with the SEC and operates within the Asset & Wealth Management line of business

7.   J.P. Morgan Securities (Asia Pacific) Limited (regulated by the Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong), which engages in investment banking (corporate finance advisory and debt/equities securities origination and trading), market making of government bills and bonds, and the trading and marketing of FX, rate, money market, derivatives, cash equities, convertible bonds, distressed, and high yield assets

8.   J.P. Morgan Securities Asia Private Limited (regulated by the Monetary Authority of Singapore), which holds a Capital Markets Services license to deal in securities and advise on corporate finance

9.   J.P. Morgan Securities Australia Limited (regulated by the Australian Securities and Investments Commission), which a market, clearing, and settlement participant on the ASX and engages in stockbroking, equity research and services in the ETO market for wholesale clients and makes markets in and advises on equity swaps, OTC options, and exchange listed warrants

10.   JPMorgan Asset Management (Asia Pacific) Limited (regulated by the Securities and Futures Commission in Hong Kong), which provides investment management services

11.   J.P. Morgan Securities (Far East) Limited (regulated by the Securities and Futures Commission in Hong Kong), which is a broker and lead underwriter in PRC and engages in securities dealing and investment banking activities in its Seoul Branch

12.   J.P. Morgan Securities plc (regulated by the FCA-UK and

Prudential Regulation Authority in the United Kingdom), the principal activity of which is to be a booking and processing entity for investment banking activities initiated by other JPMorgan Chase & Co. ("JPMC") entities

13.   J.P. Morgan (Suisse) SA (regulated by the Swiss Financial Market Supervisory Authority), which serves Swiss and international clients across the Private Banking and Investor Services lines of business

14.   JPMorgan Asset Management (Europe) S.a.r.l. (regulated by the Commission de Surveillance du Secteur Financier), which is an investment management and management company

15.   55I, LLC (regulated by the SEC), which is a registered investment adviser and provides advisory services associated with tax harvesting solutions as well as ongoing trading and rebalancing services for clients

16.   J.P. Morgan Markets Limited (regulated by the FCA-UK), which engages in global credit and equities trading

17.   JPMorgan Asset Management (Japan) Limited (regulated by the Financial Services Agency of Japan), which engage in investment trust management, non-discretionary investment advisory services and discretionary investment management services, and the offering of beneficiary certificates of investment trusts and shares of non-Japanese pooled funds

18.   JPMorgan Asset Management (Singapore) Limited (regulated by the Monetary Authority of Singapore), which engages in fund management

19.   JPMorgan Asset Management (Taiwan) Limited (regulated by the Financial Supervisory Commission and Investment Commission of Ministry of Economic Affairs in Taiwan), which is an investment manager and securities investment trust

20.   JPMorgan Asset Management (UK) Limited (regulated by the FCA-UK), which is a discretionary investment adviser

21.   JPMorgan Chase Bank, National Association (regulated by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, and Federal Deposit Insurance Corporation in the United States; Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong; Monetary Authority of Singapore; and FCA-UK and Prudential Regulation Authority in the United Kingdom), which is a wholly owned bank subsidiary of JPMC

22.   JPMorgan Chase Funding Inc. (regulated by the Board of Governors of the Federal Reserve System), which may engage in activities permitted for a financial holding company as set forth in Board

Regulation Y

23.   JPMorgan Securities Japan Co., Ltd. ("JPMSJ") (regulated by the Financial Services Agency of Japan), which underwrites and trades securities, offers and brokers securities transactions, advises clients on business strategies, capital structures, and financial strategies, and engages in M & A derivative transactions booked outside of JPMSJ

24.   Security Capital Research & Management Incorporated ("SCRM") (regulated by the SEC), which is registered with the SEC as an investment adviser; SCRM and affiliated investment advisers comprise J.P. Morgan Asset Management

25.   J.P. Morgan SE (regulated by the German Federal Financial Supervisory Authority, German Central Bank, and European Central Bank), which facilitates the provision of J.P. Morgan Global capabilities to Commercial & Investment Banking clients in the European Economic Area, also to EMEA clients in Private Bank

26. J.P. Morgan Private Wealth Advisors LLC (regulated by the SEC), which is a registered investment advisor offering private wealth management services

27. Global Shares Financial Services Inc. (regulated by the SEC and FINRA), which is a registered broker-dealer (MPID: GSFS) and administers employee share account services (stock plans) on behalf of and under an arrangement with clients, including effecting transactions on an omnibus basis

28. Almea 2 Segregated Portfolio Company (regulated by Cayman Island Monetary Authority), which is a wholly owned subsidiary of JPMorgan Chase Holdings LLC established to acquire hedge positions (for client trades) to the extent permitted to be acquired by JPMC and its subsidiaries.

b.   If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

⊠ Yes   ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

c.   Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the

NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes   ☒ No

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

d.   Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

☐ Yes   ☒ No

If yes, respond to the request in Part III, Item 16 of this form.

Item 6: Activities of Service Providers

a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes   ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Confidential trading information consists of data regarding open or partially open Firm/Conditional Orders in JPB-X ("real-time data") and data regarding fully or partially completed Firm/Conditional Orders in JPB-X, including executions and cancellations ("historical data"). Confidential trading information, however, does not include post-execution reporting under applicable reporting rules or regulations. Confidential trading information also does not include aggregated data resulting from the combination of the JPB-X historical data associated with a Subscriber's Firm/Conditional Order with data regarding other Firm/Conditional Orders of the Subscriber or other JPMS clients, whether or not such Firm/Conditional Orders were routed to JPB-X ("Aggregated Data"). Aggregated Data includes JPB-X historical data from only the prior trading day, including end of trading on trade date, or earlier. Aggregated Data can include any JPB-X historical data or some subset of JPB-X historical data. Aggregated Data sourced only from JPB-X historical data does not provide Subscriber-specific or symbol-specific information. Aggregated Data can be used (i) by JPMS to provide market color or trend analyses externally and/or to internal principal or agency trading desks or senior management (e.g., JPMS has included in marketing materials aggregate statistics regarding JPB-X such as executed volume); (ii) by JPMS to advertise, report on, or enhance the quality of its execution or other services offered to clients (e.g., JPMS has included in marketing materials aggregate VWAP slippage statistics that incorporate execution data from JPB-X and other venues to which Subscribers' VWAP orders were routed); and (iii) by third parties so they can provide JPMS with analytics (regarding, e.g., its market share or other performance metrics on a client-by-client basis). Such data sets are sufficiently aggregated and/or anonymized that they protect the confidentiality of Subscribers' trading strategies and are not themselves confidential trading information. Moreover, the use of such data sets,

depending on the context, may be subject to confidentiality restrictions under agreements with recipients of the data sets and/or JPMC policies and procedures.

No employee or contingent worker ("workforce member") of JPMS or its affiliates is dedicated solely to servicing the operations of JPB-X. Shared workforce members with some level of access to confidential trading information on JPB-X include those described below to the extent they have a need to know such information to perform their respective responsibilities in connection with: (i)the operations and support of JPB-X; (ii)JPMS' risk management and compliance with applicable law in operating JPB-X; (iii) assisting clients, senior management, and business units that send orders to JPB-X; or (iv) developing or maintaining JPMS's infrastructure and applications, including those related to JPB-X. In particular, as detailed below, limited groups of workforce members have access to all real-time and historical data in JPB-X (1), and limited groups of workforce members have access to all historical data from ~~JPM X~~<ins>JPB-X</ins> (2).Separately, there are groups that have access to real-time and/or historical data regarding
subsets of orders and executions that occur in JPB-X to perform their respective responsibilities (3). Persons authorized to access confidential trading information are prohibited from using confidential trading information for purposes other than those described below.
(1)   The following groups have access to all real-time and all historical data in JPB-X for the purposes described below:

    a) Electronic Client Solutions ("ECS") Liquidity Product Specialists (workforce members of JPMS) responsible for the development and day-to-day operation of the SOR and JPMS' alternative trading systems, including JPB-X, who can access the JPB-X order book, which contains all real-time and historical data. This access allows ECS Liquidity Product Specialists to monitor the performance of JPB-X, prepare aggregated data sets as described above, detect any Subscriber behavior resulting in a materially negative impact to the operation of JPB-X or to other Subscribers or indicating a need to change a Subscriber's order flow type or tier assignment, work to resolve issues related to the foregoing that may arise, develop further product initiatives, and respond to client inquiries and regulatory requests; and

    b) Personnel in technology groups (workforce members of JPMS) responsible for providing technical support or developing and maintaining applications, e.g., trading applications and other applications or services that support trading personnel described below, or infrastructure across JPMS, including the applications

and infrastructure on which JPB-X relies, can access real-time and historical data regarding orders and executions that occur in JPB-X as necessary in the course of their work to provide support and develop and maintain the applications and infrastructure.

(2)   The following groups have access to all historical data from JPB-X for the purposes described below:

a) Operations personnel (workforce members of JPMS affiliates worldwide) responsible for processing and providing operational support for transactions effected by JPMS and its affiliates, including trades in JPB-X, who can access historical data so they can monitor the post-trade processing of and provide operational support for transactions executed in JPB-X, including with respect to the clearance, settlement, and allocation of such transactions, and work to resolve any processing or other operational issues that may arise; and

b) Personnel in Compliance, Conduct and Operational Risk, Business Control Management , and technology groups (workforce members of JPMS affiliates worldwide), who can access historical data so they can maintain (i) JPMS' and its affiliates' compliance with laws applicable to the operation of ~~JPM X~~<u>JPB-X</u>, including through supervision, surveillance and the preparation of regulatory reports and responses to regulatory request; and (ii) related systems.

(3) The following groups have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPB-X for the purposes described below:

a) The ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups (workforce members of JPMS), which provide client services to ECS clients, including JPB-X Subscribers, and can access real-time data and historical data regarding subsets of orders and executions that occur in JPB-X so they can field inquiries from clients regarding orders routed to JPB-X by or on behalf of the clients;

b) ECS senior management (workforce members of JPMS and its affiliates worldwide) responsible for the ECS business, including the JPB-X offering and its operation, who can access real-time and historical data at a summary level (e.g., aggregated order quantities by client or symbol), and historical data so they can appropriately supervise and manage the ECS Liquidity Product Specialists, ECS Client Coverage, ECS

Product, ECS Connectivity, and ECS Sales groups;

c) Personnel in the equities Analytics, Automation and Optimization quantitative research groups, Electronic Trading quantitative research groups, and the Markets Business Intelligence Group (together, the "Equities Quantitative Research Groups") (workforce members of JPMS), who can access real-time and/ or historical data regarding JPB-X activity occurring through the upstream systems or desks they support when necessary in the course of their work to provide support or develop and maintain applications and infrastructure (including, in the case of (i) the Electronic Trading quantitative research group, to, e.g., develop quantitative models employed by the applications and to analyze the performance of these applications and their underlying models, (ii) the Analytics, Automation, and Optimization quantitative research group to, e.g., maintain the applications that support trading personnel described below and the integrity of data used by such applications; and (iii) the Markets Business Intelligence Group to, e.g., provide senior management with aggregated trading analytics);

d) Personnel in Operations and Business Control Management (described in section 2 above), who can access real-time data on a limited basis in connection with their responsibilities described above;

e) Business unit sales and trading personnel who route firm orders to the algorithms/SOR for execution (workforce members of JPMS and its affiliates worldwide), who can access real-time and historical data regarding orders and executions that occur in JPB-X regarding only that unit's or a subset of that unit's Firm/Conditional Orders so they can monitor such Firm/Conditional Orders, field inquiries regarding their orders, including those Firm/Conditional Orders routed to JPB-X, or provide technical support for related trading application; and

f) Personnel in Model Risk Governance and Review (workforce members of JPMS and its affiliates worldwide) who can access historical data so they can perform model governance and model review functions, including conducting independent assessment and monitoring of the performance of Firm models that execute transactions in JPB-X

b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes   ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Equinix, Inc., a third-party data center provider, maintains the Equinix NY4 New York IBX Data Center, the data center in which the JPB-X matching system is located. Redline, a market data provider, is described in Part III, Item 23.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes   ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Redline, a market data provider used by JPB-X, is wholly owned by an entity in which a JPMS affiliate that is not a Subscriber of JPB-X owns a minority interest. JPMS understands that other market participants (or affiliated entities of other market participants) who may be Subscribers of JPB-X also may own an interest in Redline's affiliate.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ Yes   ☐ No

If no, identify and explain any differences.

Form ATS-N
JPMS CRD # 79
Part I, Item 8—Identifying Information

Request: *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

Response:

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
J.P. Morgan Broker- Dealer Holdings Inc.	13-4110995	Domestic Entity	Member	09/2010	75% or more	Y	N
Aidelson, David	7884539	Individual	Chief Legal Officer	02/2024	Less than 5%	N	N
Alaoui Abdallaoui, Rachid	7122597	Individual	Elected Manager	08/2024	Less than 5%	Y	N
Bartolomei, Danielle	4442543	Individual	Chief Compliance Officer- Broker Dealer	9/2023	Less than 5%	N	N
Bisesi, Brian J	3090554	Individual	Elected Manager	02/2022	Less than 5%	Y	N
Choi, Michael	6597789	Individual	Chief Compliance Officer – Registered Investment Adviser	9/2023	Less than 5%	N	N
Collins, James Michael	2725065	Individual	Chief Financial Officer	06/2008	Less than 5%	N	N
Dempsey, Patrick Paul	2830362	Individual	Treasurer	08/2013	Less than 5%	N	N
Foley, Kevin	4012244	Individual	Elected Manager	02/2024	Less than 5%	Y	N
Jury, Claudia	6403910	Individual	Elected Manager	02/2020	Less than 5%	Y	N
Klion, Roger	5082261	Individual	Chief Operating Officer	10/2020	Less than 5%	N	N
McCrum, Carrie	7675791	Individual	Elected Manager	9/2023	Less than 5%	Y	N
Sieg, William Phillip	1066159	Individual	Elected Manager	08/2021	Less than 5%	Y	N
Simmons, John E	2727754	Individual	Elected Manager	02/2021	Less than 5%	Y	N
Sippel, Jason Edwin	1718602	Individual	CEO, Chair, Elected Manager	01/2013	Less than 5%	Y	N

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
Tepper, Eric David	2242377	Individual	Elected Manager	08/2017	Less than 5%	Y	N
Vienick, Paul	2212982	Individual	Elected Manager	02/2024	Less than 5%	Y	N